Exhibit 4.12

TEXAS REGIONAL BANCSHARES, INC.

2005 NONSTATUTORY STOCK OPTION PLAN

AMENDMENT NUMBER 1

The following amendment to the Texas Regional Bancshares, Inc. 2005 Nonstatutory Stock Option Plan (the “Plan”) is adopted by the Board of Directors of Texas Regional Bancshares, Inc. (the “Corporation”), acting pursuant to section 14 of the Plan.  This Amendment Number 1 is adopted to be effective as of April 26, 2005.

Section 14 of the Plan is hereby amended to read in its entirety as follows:

“14.         Amendment of the Plan.  The Board of Directors of the Corporation may from time to time alter, amend, suspend or discontinue the Plan and make rules for its administration, except that no alteration or amendment that constitutes a material alteration or material amendment to the Plan shall be effective unless and until such material alteration or material amendment is approved by the shareholders of the Corporation.  Any of the following shall be considered a material alteration or material amendment to the Plan: (i) any modification as to eligibility for participation under the Plan; (ii) any increase in the number of shares under the Plan; and (iii) any addition to or modification of the Plan to permit repricing of options granted under the Plan.”

The undersigned hereby certifies that this Amendment Number 1 to the Plan is the true and correct Texas Regional Bancshares, Inc. 2005 Nonstatutory Stock Option Plan Amendment Number 1 as voted upon and adopted at a meeting of the Board of Directors duly held on the 26th day of April, 2005.

/s/ Carolyn Joyner
Secretary